# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Praetorian Acquisition Corp., CIK 0002093912
CUSIP: G7S17G103
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2 S Biscayne Blvd, PMB 1004 Suite #3200, Miami, Florida (FL), 33131
Date of event which requires filing of this statement: 01/26/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002093909

## Reporting persons
- Praetorian Sponsor LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 8,433,333; shared voting power 0; sole dispositive power 8,433,333; shared dispositive power 0; aggregate amount beneficially owned 8,433,333 (24.86% of the class)
- Dr. Justin Di Rezze: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 8,433,333; shared voting power 0; sole dispositive power 8,433,333; shared dispositive power 0; aggregate amount beneficially owned 8,433,333 (24.86% of the class)
  Comment: (Rows 5, 7 and 9) Represents 8,433,333 Class B ordinary shares of Praetorian Acquisition Corp. (the "Issuer") held directly by Praetorian Sponsor LLC (the "Reporting Person").
  
  (Row 11) This percentage is calculated based on 33,923,083 ordinary shares outstanding following the completion of the Issuer's initial public offering, which includes (i) 25,300,000 Class A ordinary shares sold as part of the Units in the offering (including the over-allotment), (ii) 8,433,333 Class B ordinary shares held by the initial shareholders, and (iii) 189,750 Class A ordinary shares issued to the underwriters as representative shares.

## Item 1. Issuer
Name of issuer: Praetorian Acquisition Corp.
Address of issuer's principal executive offices: c/o Praetorian Acquisition Corp., 2 S Biscayne Blvd, PMB 1004 Suite #3200, Miami, FL 33131

## Item 2. Person Filing
Name of person filing: The person filing this statement is Praetorian Sponsor LLC.
Address of principal business office or, if none, residence: c/o Praetorian Acquisition Corp., 2 S Biscayne Blvd, PMB 1004 Suite #3200, Miami, FL 33131
Citizenship: Praetorian Sponsor LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
8,433,333

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person. Praetorian Sponsor LLC (the "Sponsor") holds 8,433,333 Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares"), representing approximately 24.86% of the aggregate issued and outstanding Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares"), and Class B Ordinary Shares (collectively, the "Ordinary Shares"). The Class B Ordinary Shares are convertible into Class A Ordinary Shares of the Issuer automatically concurrently with or immediately following the consummation of the Issuer's initial business combination or earlier at the option of the holder on a one-for-one basis (subject to adjustment), as described under the heading "Description of Securities" in the Issuer's Registration Statement on Form S-1 (File No. 333-291569). The securities described above are held directly by the Sponsor and indirectly by Dr. Justin Di Rezze, as the managing member of the Sponsor, who holds voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Dr. Di Rezze disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein. The aggregate percentage of Ordinary Shares beneficially owned by each of the Reporting Persons is calculated based upon 33,923,083 Ordinary Shares outstanding as of March 23, 2026, as reported by the Issuer in its Form 10-K.
Percent of class: 24.86%
Sole power to vote or to direct the vote: 8,433,333
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 8,433,333
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Praetorian Sponsor LLC: /s/ Dr. Justin Di Rezze, Dr. Justin Di Rezze, Authorized Person (04/13/2026)
- Dr. Justin Di Rezze: /s/ Dr. Justin Di Rezze, Dr. Justin Di Rezze, Individual (04/13/2026)